Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction
Cornerstone Operating Partnership, L.P.	Delaware
CGI Healthcare Operating Partnership, LP	Delaware
CGI Industrial Operating Partnership, LP	Delaware
CGI Retail Operating Partnership, LP	Delaware
Master HC TRS, LLC	Delaware
Caruth Haven TRS, LLC	Delaware
Caruth Haven GP, LLC	Delaware
Caruth Haven, L.P.	Delaware
The Oaks Bradenton TRS, LLC	Delaware
The Oaks Bradenton, LLC	Delaware